401 East Las Olas Boulevard, Suite 800

Fort Lauderdale, Florida 33301

September 27, 2013

Ms. Kathryn McHale

Senior Staff Attorney

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	BFC Financial Corporation Registration Statement on Form S-4 Filed July 19, 2013 File No. 333-190036

Dear Ms. McHale:

This letter is in response to the comments of the Staff contained in your letter to Alan B. Levan, dated August 15, 2013, relating to the Registration Statement on Form S-4 of BFC Financial Corporation (“BFC”), filed with the United States Securities and Exchange Commission (the “Commission”) on July 19, 2013 (the “Form S-4”). The Form S-4 relates to the shares of BFC’s Class A Common Stock to be issued in connection with the proposed merger between BFC and BBX Capital Corporation (“BBX Capital”). Set forth below are our responses. Concurrently with our submission of this letter, we are filing Amendment No. 1 to the Form S-4 (the “Form S-4/A”) via the Commission’s EDGAR System. In addition to revisions responsive to the Staff’s comments, the Form S-4/A also contains certain other revisions, many of which update the Form S-4 to reflect information that was included in BFC’s and BBX Capital’s respective Quarterly Reports on Form 10-Q for the quarter ended June 30, 2013. For your convenience, we are providing to you under separate cover three copies of the Form S-4/A, which are marked to show the changes to the Form S-4/A as compared to the Form S-4, as well as three courtesy copies of this letter.

Registration Statement on Form S-4 filed on July 19, 2013

General

1.	Please provide us with copies of the board books that were provided to the respective boards of directors and any additional financial projections that may have been exchanged.

The materials delivered by Keefe, Bruyette & Woods, Inc. (“KBW”) to the board of directors of BFC as part of the rendering of KBW’s May 6, 2013 opinion are being provided to the Staff under separate cover by counsel for KBW. The materials delivered by Sandler O’Neill + Partners, L.P. (“Sandler O’Neill”) to the special committee of the board of directors of BBX Capital as part of the rendering of Sandler O’Neill’s May 7, 2013 opinion are being provided to the Staff under separate cover by counsel for Sandler O’Neill. In addition, BFC and BBX Capital are delivering to the Staff under separate cover the financial projections provided by the companies to KBW and Sandler O’Neill in connection with their financial analyses of the companies and the proposed merger.

We note that the above-referenced materials and financial projections are being provided on a confidential and supplemental basis pursuant to Rule 418 under the Securities Act of 1933, as amended (the “Securities Act”). In accordance with Rule 418 under the Securities Act, BFC, BBX Capital and counsel for KBW and Sandler O’Neill have each requested that the materials or financial projections, as applicable, be returned to the person providing the same promptly following completion of the Staff’s review thereof. In addition, under the Freedom of Information Act, as amended, and in accordance with 17 C.F.R. §200.83(b), BFC, BBX Capital and counsel for KBW and Sandler O’Neill have each requested confidential treatment for the information provided, in each case due to the sensitive commercial and financial nature thereof.

Proxy/Prospectus Cover Page

2.	Revise to indicate the maximum number of shares of BFC’s Class A Common Stock estimated to be issuable upon the completion of the merger.

In accordance with the Staff’s comment, the first paragraph of the joint proxy statement/prospectus cover page of the Form S-4/A has been revised to include the approximate maximum number of shares of BFC's Class A Common Stock estimated to be issuable in connection with the merger.

3.	We note your statement that BFC’s Class A Common Stock is currently traded on the OTCQB. Please revise to identify the trading symbol for those securities on the cover page of the prospectus pursuant to Item 501(b)(4) of Regulation S-K.

In accordance with the Staff’s comment, the second paragraph of the joint proxy statement/prospectus cover page of the Form S-4/A has been revised to include the ticker symbols for BFC’s Class A Common Stock and BBX Capital’s Class A Common Stock.

4.	Please revise the fifth paragraph to disclose that BBX Capital’s shareholders have dissenter/appraisal rights. Additionally, add a reference to the Q&A on page iv and the Appraisal Rights section on page 89.

In accordance with the Staff’s comment, the fifth paragraph of the joint proxy statement/prospectus cover page of the Form S-4/A has been revised to disclose that

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BBX Capital’s shareholders are entitled to appraisal rights in connection with the merger and to refer BBX Capital’s shareholders to the more detailed appraisal rights information contained in the Form S-4/A, including on page iv of the “Questions and Answers About the Merger” section and in the “Appraisal Rights” section, which now begins on page 91.

Table of Contents

5.	Please revise the table of contents to include page numbers for each section of the prospectus.

In accordance with the Staff’s comment, the table of contents of the Form S-4/A has been revised to include page numbers for each section of the joint proxy statement/prospectus.

Risk Factors

General

6.	Revise the risk factors to remove the language that might mitigate the risk. For example, refer to the second full risk factor on page 29, the first risk factor on page 38 and the first full risk factor on page 41.

In accordance with the Staff’s comment, the “Risk Factors” section has been reviewed and revised to remove mitigating language.

The Merger

Background of the Merger, page 60

7.	Discuss further the negotiation of the following items:

•	the exchange ratio of BFC’s Class A Common Stock for each share of BBX Capital’s Class A Common Stock; and

•	the deal protection provisions.

In particular, your revised disclosure should explain why the exchange ratio was increased from 5.3 to 5.39 shares of BFC’s Class A Common Stock for each share of BBX Capital’s Class A Common Stock.

In accordance with the Staff’s comment, the disclosure in the “Background of the Merger” section of the Form S-4/A has been revised to provide greater detail with respect to the negotiation of the exchange ratio, including the increase from 5.3 to 5.39 shares of BFC’s Class A Common Stock for each share of BBX Capital’s Class A Common Stock. The disclosure has also been revised to address the “no solicitation” and “superior proposal” provisions of the merger agreement, including to describe a revision to such provisions based on negotiations between counsels for the companies.

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8.	Please discuss whether BBX Capital’s special committee considered potential business combinations with third parties other than BFC. Also explain why BBX Capital’s special committee decided to pursue a business combination with BFC rather than other third parties.

In accordance with the Staff’s comment, the “Background of the Merger” section has been revised to clarify that, in light of BFC’s controlling voting interest in BBX Capital and BFC’s expressly stated desire to maintain its ownership position in BBX Capital, BBX Capital’s special committee did not consider potential business combinations with parties other than BFC but rather explored, considered and negotiated the proposed merger with BFC in order to obtain an exchange ratio that was both fair to and the highest possible for BBX Capital’s shareholders.

9.	You disclose that attorneys from Stearns Weaver and Hogan Lovells discussed and negotiated “certain of the proposed terms of the merger agreement” on May 1, 2013, further negotiated the terms on May 6, 2013 and finalized the merger terms at a later date. Please disclose in greater detail the terms that were negotiated, revised and agreed upon.

In accordance with the Staff’s comment, the “Background of the Merger” section has been revised to provide greater detail with respect to the discussions and negotiations between Stearns Weaver and Hogan Lovells relating to the merger agreement, as well as the terms and conditions of the merger agreement which were revised and agreed upon in connection with such discussions and negotiations. There were no material revisions to the merger agreement following the draft sent by Stearns Weaver following its conference call with Hogan Lovells on May 6, 2013, and the disclosure has been revised accordingly.

Trading of BFC’s Class A Common Stock, page 81

10.	Please revise to clarify your intention with respect to applying to list your shares on a national exchange or seeking to have the shares quoted on a quotation service.

In accordance with the Staff’s comment, this disclosure has been revised to clarify that BFC intends to seek the listing of its Class A Common Stock on a national securities exchange, is currently considering the national securities exchanges on which it might pursue such listing and has not yet filed a listing application for its Class A Common Stock with any national securities exchange.

Exhibit 99.3

11.	We note that the consent of Sandler O’Neill & Partners, L.P., filed as Exhibit 99.3, does not comply with Rule 436(a) of the Securities Act of 1933, as the consent does not expressly state that Sandler consents to the quotation or summarization of its opinion in the registration statement. Please refile the consent with the proper representation.
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In accordance with the Staff’s comment, a new consent of Sandler O’Neill, which includes Sandler O’Neill consent to the quotation or summarization of its opinion, has been filed as Exhibit 99.3 to the Form S-4/A.

Documents Incorporated by Reference

BFC Financial Corporation December 31, 2012 Form 10-K

Consolidated Statements of Operations, page F-6

12.	Please tell us how you determined that the $29.9 million gain on extinguishment of debt related to Carolina Oak recognized in 2012 should not be presented in discontinued operations. Please provide us all the relevant facts and circumstances and the accounting guidance that you considered.

In 2007, Woodbridge Holdings, LLC (“Woodbridge”) acquired from Levitt and Sons LLC, a wholly owned subsidiary of Woodbridge at that time, all of the outstanding membership interests in Carolina Oak Homes, LLC, a South Carolina limited liability company (formerly known as Levitt and Sons of Jasper County, LLC) (“Carolina Oak”). In conjunction with Woodbridge’s acquisition of Carolina Oak, which was engaged in homebuilding activities in South Carolina prior to the suspension of activities in 2008, Woodbridge entered into an Assumption and Modification of Note and Loan Agreement, including a working capital line and borrowing base facility, with the original lender to Carolina Oak. As a result of the modification in 2007, the loan in the amount of $37.2 million became a full recourse corporate obligation of Woodbridge collateralized by Carolina Oak’s real estate assets. Subsequent to 2007, Woodbridge did not utilize the modified loan facility to fund any development activities at Carolina Oak. Due to significant challenges faced during 2009, the lender declared Woodbridge as the obligor for the loan to be in default and the lender filed an action for foreclosure. The loan was subsequently transferred by the lender to a third party. On April 26, 2011, a settlement agreement was entered into whereby (i) Woodbridge paid $2.5 million to the note holder, (ii) Carolina Oak conveyed to the note holder the real property securing the loan and (iii) the note holder agreed not to pursue certain remedies, including a deficiency judgment, and after the expiration of the agreed-upon one-year time period, to fully release Woodbridge and Carolina Oak from any obligations or liabilities relating to the loan, in each case subject to certain conditions.

In determining the appropriate classification, management specifically considered the guidance for discontinued operations under ASC 205-20-45-7, which states that the allocation to discontinued operations of another consolidated interest that is not directly attributable to or related to other operations of the entity is permitted but not required.

BFC’s policy is to record gains or losses from the extinguishment of corporate-level debt obligations (i.e., those that are not specific to the disposed component) in connection with

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a sale transaction in continuing operations. Even when the debt is required to be extinguished in connection with a sale, gains or losses from the extinguishment of corporate-level debt are not considered to be directly associated with the disposed component.

Due to the fact that the debt was a corporate obligation of Woodbridge, it was not considered to be directly related to the operations of Carolina Oak and therefore, in accordance with ASC 205-20-45-7, was not considered a component of an entity. Further, we are not aware of any explicit requirement in the loan agreement to repay the loan—even if the Carolina Oak property was disposed of through normal sale to a third party. Accordingly, BFC concluded that it did not qualify for discontinued operations treatment and as a result, a deferred gain on debt settlement of $29.9 million was recorded in BFC’s consolidated statement of financial condition as of December 31, 2011. On April 25, 2012, after Woodbridge and Carolina Oak were granted a full release and as a result thereof, BFC recognized a $29.9 million gain on extinguishment of debt.

13.	Please tell us how you determined that the $11.3 million gain on the settlement of an investment in a subsidiary and $11.6 million gain on the extinguishment of debt related to Core Communities recognized in 2011 should not be presented in discontinued operations. Please provide us all the relevant facts and circumstances and the accounting guidance that you considered.

Core Communities, LLC (“Core”), a wholly owned subsidiary of Woodbridge, was a master–planned community developer with a project in Port St. Lucie, Florida called Tradition, Florida and a project outside of Hardeeville, South Carolina called Tradition Hilton Head. As a master-planned community developer, Core engaged in the acquisition, development and sale of large tracts of land and the development and leasing of commercial space to commercial, industrial and institutional end-users. In 2008, the real estate markets experienced a significant downturn and demand for residential and commercial inventory in Florida and South Carolina decreased. Prior to the downturn in the real estate market, Tradition, Florida had been in active development for several years, while Tradition Hilton Head was in the early stages of development. As a result of the downturn in the real estate market and the weakened demand for real estate inventory, Core significantly limited its development expenditures in Tradition, Florida and Tradition Hilton Head during 2009. As of December 31, 2009, Core had real estate inventory consisting of undeveloped and partially developed encumbered and unencumbered land in Florida and South Carolina.

The undeveloped and partially developed land (which was held by Core through five subsidiaries) served as collateral for mortgage loans in Florida and South Carolina totaling $86.7 million and $27.2 million, respectively, as of December 31, 2009. In early 2010, because of continued difficult market conditions, management made the decision to pursue an orderly liquidation of the land inventory at Core, working cooperatively with Core’s lenders to achieve that objective. During November 2010, Core entered into a settlement agreement with one of its lenders, the terms of which required Core to pledge additional collateral to the lender consisting of membership interests in the five

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subsidiaries of Core which held the mortgaged properties and to grant security interests in additional unencumbered real property owned by such subsidiaries in Port St. Lucie, Florida, substantially all of which was undeveloped raw land. In exchange, once foreclosure actions were completed, Core would receive a full release of any further liability under the loan agreements. At the time the membership interests in these subsidiaries were transferred to the lender, the subsidiaries’ holdings substantially consisted of undeveloped land and these subsidiaries did not have any meaningful operations or cash flows. As of November 30, 2010, as a result of the transfers, Core deconsolidated the five subsidiaries and an investment was recorded in BFC’s consolidated statement of financial condition. Core obtained a full release of the liability on the loan secured by the Florida property in February 2011. The property securing the South Carolina loans was subject to separate foreclosure proceedings which were completed in November 2011.

In determining the proper accounting for these transactions, management considered several areas of accounting guidance. Since the assets of the transferred subsidiaries substantially consisted of undeveloped land and the subsidiaries did not have identifiable operations or cash flows, management concluded that the subsidiaries did not meet the definition of a component of an entity, and therefore were outside the scope of the discontinued operations presentation required under ASC 205-20. Additionally, for the Florida land, under ASC 360-10-15-5, financial instruments, including investments in equity securities accounted for under the cost or equity method, are outside the scope of ASC 360 and by cross-reference ASC 205-20.

Therefore, BFC recorded a deferred gain of $11.3 million related to the foreclosure proceedings on the Florida land in BFC’s consolidated statement of financial condition as of December 31, 2010; and this deferred gain was subsequently recognized in income from continuing operations in BFC’s consolidated statement of operations at the time Core received a general release of liability in February 2011.

With regard to the South Carolina property, under the guidance of ASC 405-20-40-1, BFC recorded an $11.6 million gain on the extinguishment of the debt secured by the property during the fourth quarter of 2011 once foreclosure proceedings were completed and the release of liability was received. In accordance with ASC 205-20, this gain was recognized in income from continuing operations in BFC’s consolidated statement of operations.

We hereby acknowledge that, in the event we request acceleration of the effective date of the pending registration statement:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
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•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve us from our full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	we may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We have attempted to address the comments raised by the Staff regarding the Form S-4. If you have any questions or require any additional information, please feel free to contact me at (954) 940-4919. Thank you for your assistance.

Sincerely,

/s/ John K. Grelle
John K. Grelle Executive Vice President and Chief Financial Officer

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